TENANT AGREEMENT NO. 2

Building-owner:  China Township Enterprises Investment & Development Co. Ltd.

Leaseholder:  Beijing B2B Information & Technology Co. Ltd.

The building-owner and the leaseholder agree to the following agreement. The agreement is to protect legal rights of both sides and make the right and the incumbency clear.

1.       TENANT MARK:

a. The building-owner leases rooms 103, 110, 111 and 122 of overground fourteenth floor, Beijing Chengxiang Huamao Shopping Center to the leaseholder as offices. The address is A 23 Fuxing Road, Haidian District, Beijing. The area is counted for 241.37 square meters.

b. Building Status: The building is framework structure with ceramic tile outside, alnico windows and doors, brick floor inside, spraying wall, plasterboard top. The building also has Centralized Air-condition, Fire Control Alarm, Elevator and Proceeding Telephone System etc.

2.       TENANT PERIOD:

         The time period of the agreement is from Feb. 2nd, 2000 to Feb. lst, 2001.

3.       PAYMENT:

a. Unit and total price: Unit price is 5.00 RMB Yuan (including 0.5 RMB Yuan charge of building management) per square meter per day. Total price is 440500.25 RMB Yuan based on the area and 365 days every year. Day of seasons and months is calculated on the Gregorian calendar.

b. Payment period: Rent fee is paying annually. After signing the agreement, the leaseholder should pay 50 percent of annual rent to the building-owner at once. The second time of payment is in the middle of the renting period. The payment should be kept going like this after the renting agreement extend.

4.       RIGHT AND INCUMBENCY OF LEASEHOLDER AND BUILDING-OWNER:

a. This agreement is a certificate for both sides. Leaseholder and Building-owner must abide by it.

b. The monthly rent in the agreement is confirmed by both sides. The rent shall be re-arranged by both sides after expiration.

c. The building-owner should guarantee the normal operation of water supply, electric supply, air-condition and sanitation. The building-owner is also responsible for the maintenance of the above equipment.

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d.       After  confirmation of the agreement,  the  leaseholder  should pay the rent immediately. Delay of telephone fee will result in additional 10% punitive charge.

e. During the lease period the leaseholder shall fulfill the incumbency confirmed in the agreement. If the leaseholder wants to relet the rooms after expiration, the building-owner shall put out to lease continually and confirm a new agreement with leaseholder. If there is any fell-back action by leaseholder and any improper action not corrected in time during the lease, the building-owner has the right to postpone or refuse to the new agreement.

f. The leaseholder is responsible for taking good care of all rooms, fitment and equipment in the rental building. Any shattering due to leaseholder shall be repaired and compensated by leaseholder; All public equipments such as public elevators, wiring sockets, fire control fitment etc. should kept carefully by leaseholder. Any shattering or losing shall be assumed by sides or person of duty; Checking and maintenance by the building owner shall be cooperated by leaseholder. Refusing to check and maintain is forbidden. Any losing caused by refusing to check and maintain shall be gone behind duty of leaseholder.

g. The leaseholder shall abide by all safe management rules of building material management. The building-owner keeps the right of going behind duty to any losing caused by disobeying the rules.

h. The requirement of releasing the agreement shall be informed the building-owner by leaseholder a month ahead. To finish the agreement, both sides shall transact the following procedures: (1) check rooms and fitment (2) settle all charges (3) settle fell-back charge and assuming charge.

i. The agreement is in operation after confirmation. Two copies with same format and same effectiveness are kept by the building-owner and the leaseholder respectively.

j. Any things and proceeding unaccounted in the agreement shall be arranged and confirmed with other complemental agreement by both sides.


Building-owner:  China Township Enterprises Investment & Development Co. Ltd.

Consigner:

Leaseholder:  Beijing B2B Information & Technology Co. Ltd.

Consigner:

February 2nd, 2000

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